                                    VIA EDGAR

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form RW/A
                      Application for Withdrawal of Filing
               (Pursuant to Rule 477 Under Securities Act of 1933)

                              Steel Dynamics, Inc.
                      6714 Pointe Inverness Way, Suite 200
                              Fort Wayne, IN 46804

                                  June 26, 2003

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby make this application for withdrawal of our Registration Statement on Form S-3 (SEC File No. 333-90594), together with all exhibits thereto, which we originally filed June 17, 2002 and amended on July 22, July 29 and August 21, 2002.

         The foregoing is an old and now stale filing relating to the then intended sale by us and by other securityholders of certain shares of our common stock, a transaction we voluntarily determined not to pursue almost a year ago. Because of the dated nature of this filing, we are making this application to remove this Registration Statement as an active matter.

         None of our securities were sold in connection with the foregoing filing and intended offering.

         We submit that withdrawal of the referenced Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Pursuant to the foregoing, we respectfully request that the Commission issue an order granting this withdrawal request and that it fax a copy of the written order, as soon as it is available, to our legal counsel, Robert S. Walters, of Barrett & McNagny LLP at 260-423-8920. Please contact Mr. Walters at 260-423-8905 if you have any questions.

         This amended filing corrects two incorrect text references: first, the reference in the caption to "Form RW WD," which has been corrected to read "Form RW/A," and second, the reference in line 5 of the first paragraph to "2003," which has been corrected to read "2002".

Very truly yours,

Steel Dynamics, Inc.

/s/  Tracy L. Shellabarger
By:  _______________________
         Tracy L. Shellabarger
         Chief Financial Officer